UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

COMMAND SECURITY CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

200 50L 100

(CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, CA 90010
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 641,700
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 641,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 641,700
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 641,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 488,462 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 488,462 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,462 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON PN
(1) Trinad Capital LP’s prorata holdings of the 641,700 shares held by Trinad Capital Master Fund LP.

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 488,462 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 488,462 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,462 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO
(1) Trinad Advisors II, LLC is the general partner of Trinad Capital LP, the amount reported represents Trinad Capital LP’s prorata holdings of the 641,700 shares held by Trinad Capital Master Fund LP.

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,000(1)
	8	SHARED VOTING POWER 641,700 (2)
	9	SOLE DISPOSITIVE POWER 65,000 (1)
	10	SHARED DISPOSITIVE POWER 641,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,700 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN
(1) Includes 10,000 common shares that may be issued upon the exercise of options at an exercise price of $2.05 per share held by Mr. Ellin, 10,000 common shares that may be issued upon the exercise of options at an exercise price of $2.67 per share held by Mr. Ellin, 10,000 shares that may be issued upon the exercise of options at an exercise price of $3.19 per share held by Mr. Ellin, 10,000 shares that may be issued upon the exercise of options at an exercise price of $3.36 per share held by Mr. Ellin, and 25,000 shares that may be issued upon the exercise of options at an exercise price of $3.08 per share held by Mr. Ellin.
(2) Includes 641,700 shares of the Issuer’s Common Stock held by Trinad Capital Master Fund, Ltd. Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 200 50L 100

Introductory Statement

The purpose of this statement, dated May 2, 2011, which constitutes Amendment No. 6 to the Schedule 13D, dated September 15, 2004, as amended (“Schedule 13D”), is to report changes since the Reporting Persons’ (defined below) last reporting date (January 8, 2010), and to report that certain Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.  Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D, remains in effect.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the "Common Stock") of Command Security Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at Lexington Park, La Grangeville, New York 12540.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed jointly by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly and beneficially owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

CUSIP No. 200 50L 100

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 4751 Wilshire Boulevard, 3rd Floor, Los Angeles, CA 90010.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment Number 5, Trinad Capital Master Fund, Ltd. used its working capital to purchase shares of the Issuer’s Common Stock on the open market in the quantities and at the prices set forth in Item 5(c) below.

All 641,700 shares of the Common Stock owned by Trinad Capital Master Fund, Ltd. may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with Lazard Capital Market LLC relating to a brokerage account of Trinad Capital Master Fund, Ltd., which is a stock margin account maintained by Trinad Capital Master Fund, Ltd. with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the shares of the Common Stock, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the shares of the Common Stock.

Item 4.  Purpose of Transaction.

Mr. Ellin resigned his position as director of the issuer on September 8, 2010.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 641,700 shares of the Common Stock, representing approximately 5.9% of the Common Stock.

CUSIP No. 200 50L 100

Trinad Management, LLC, as the manager of Trinad Capital Master Fund, Ltd. and Trinad Capital LP, is deemed the beneficial owner of 641,700 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 5.9% of the Issuer’s Common Stock.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC is deemed the beneficial owner of 706,700 representing approximately 6.5% of the Issuer’s Common Stock which includes 641,700 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. and 65,000 options to purchase Common Stock held by Mr. Ellin individually.  Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Trinad Capital LP, as the owner of 76.12% of the shares of Trinad Capital Master Fund, Ltd. as of March 31, 2011, and Trinad Advisors II, LLC, as the general partner of Trinad Capital LP, are each deemed the beneficial owner of 488,462 (representing 76.12% of the shares of the 641,700 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.), representing 4.5% of the Issuer’s Common Stock.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

The percentages herein were calculated based on the 10,878,098 shares of the Issuer's Common Stock, $0.0001 par value, reported by the Issuer to be issued and outstanding as of February 4, 2011 in the Issuer’s 10-Q for the period ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011.

(b) Trinad Management, LLC and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of the 641,700 shares of Common Stock held by Trinad Capital Master Fund, Ltd.

(c) Trinad Capital Master Fund, Ltd. has engaged in the following transactions since January 8, 2010, the Reporting Persons’ last reporting date:

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
4/29/2011	12,000	1.70	120.00
4/28/2011	(5,000)	1.70	50.00
4/27/2011	4,600	1.77	46.00
4/20/2011	(3,500)	1.76	35.00
4/13/2011	600	1.77	15.00
4/12/2011	300	1.75	15.00
4/8/2011	5,200	1.80	52.00
3/31/2011	300	1.84	15.00
3/30/2011	600	1.83	15.00
3/29/2011	300	1.74	15.00
3/28/2011	(5,900)	1.76	59.00
3/21/2011	(1,500)	1.83	(15.00)
3/21/2011	1,500	1.83	15.00
3/21/2011	1,500	1.83	15.00
3/18/2011	5,300	1.83	53.00
3/14/2011	(1,000)	1.91	15.00
3/10/2011	(7,700)	1.95	77.00

CUSIP No. 200 50L 100

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
3/9/2011	(6,600)	1.95	66.00
3/8/2011	(16,000)	1.95	160.00
3/7/2011	2,000	1.98	20.00
3/3/2011	3,600	1.82	36.00
3/2/2011	6,000	1.75	60.00
3/1/2011	1,000	1.75	15.00
2/28/2011	(26,400)	1.65	264.00
2/28/2011	500	1.68	15.00
2/25/2011	(51,832)	1.66	518.32
2/24/2011	(6,800)	1.65	68.00
2/23/2011	(20,395)	1.63	203.95
2/22/2011	(19,763)	1.66	197.63
2/18/2011	(12,800)	1.68	128.00
2/17/2011	(24,300)	1.67	243.00
2/17/2011	1,500	1.72	15.00
2/17/2011	(423,347)	-	-
2/17/2011	423,347	-	-
2/16/2011	(10,357)	1.72	103.57
2/15/2011	4,000	1.74	40.00
2/14/2011	12,800	1.79	128.00
2/14/2011	423,347	-	-
2/11/2011	(9,200)	1.72	92.00
2/10/2011	(5,700)	1.75	57.00
2/9/2011	(10,200)	1.76	102.00
2/8/2011	(24,063)	1.75	240.63
2/7/2011	(29,100)	1.77	291.00
2/4/2011	(8,100)	1.80	81.00
2/2/2011	(2,200)	1.80	22.00
2/2/2011	1,200	1.85	15.00
2/1/2011	(18,888)	1.81	188.88
2/1/2011	1,000	1.83	15.00
1/31/2011	(23,800)	1.82	238.00
1/31/2011	6,400	1.89	64.00
1/27/2011	1,000	1.91	15.00
1/26/2011	(2,400)	1.90	24.00
1/26/2011	4,100	1.89	41.00
1/25/2011	5,200	1.88	52.00
1/24/2011	(3,600)	1.90	(36.00)
1/24/2011	5,000	1.85	(50.00)
1/24/2011	(5,000)	1.85	50.00
1/24/2011	3,600	1.90	36.00
1/24/2011	(5,000)	1.85	50.00
1/24/2011	3,600	1.90	36.00

CUSIP No. 200 50L 100

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
1/12/2011	(106,900)	1.88	1,069.00
1/12/2011	4,700	1.95	47.00
1/11/2011	(2,900)	1.89	45.00
1/11/2011	1,300	1.96	30.00
1/10/2011	(40,646)	1.92	4,667.00
1/10/2011	(40,646)	1.92	406.46
1/10/2011	40,646	1.92	(4,667.00)
1/7/2011	2,000	1.97	20.00
1/6/2011	300	1.94	3.00
1/6/2011	300	1.94	3.00
1/6/2011	(300)	1.94	(3.00)
1/5/2011	(2,000)	1.89	20.00
1/3/2011	(2,200)	1.90	22.00
1/3/2011	2,000	1.98	20.00
12/31/2010	3,367	2.00	33.67
12/30/2010	4,200	1.92	42.00
12/29/2010	(5,990)	1.81	59.90
12/28/2010	(21,100)	1.85	211.00
12/27/2010	(14,200)	1.80	142.00
12/21/2010	(4,000)	1.79	40.00
12/17/2010	(2,000)	1.80	20.00
12/16/2010	(9,000)	1.81	90.00
12/15/2010	(4,600)	1.84	46.00
12/14/2010	(200)	1.95	2.00
12/10/2010	(1,500)	1.88	15.00
12/9/2010	(14,600)	1.86	146.00
12/8/2010	(11,600)	1.90	116.00
12/7/2010	(13,100)	1.87	131.00
12/1/2010	1,500	1.91	15.00
11/11/2010	(500)	2.01	5.00
11/10/2010	(300)	2.01	3.00
11/9/2010	(2,000)	2.05	20.00
11/8/2010	(18,800)	2.02	188.00
11/5/2010	(2,000)	2.09	20.00
11/5/2010	(2,000)	2.04	20.00
11/5/2010	2,000	2.09	(20.00)
11/4/2010	(12,800)	2.03	128.00
11/3/2010	(14,955)	2.08	149.55
11/1/2010	(20,200)	2.19	202.00
11/1/2010	(20,200)	2.19	202.00
11/1/2010	20,200	2.19	(202.00)
10/28/2010	1,200	2.17	12.00
10/28/2010	(1,200)	2.17	(12.00)

CUSIP No. 200 50L 100

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
10/28/2010	1,200	2.17	12.00
10/25/2010	5,200	2.24	52.00
10/25/2010	(5,200)	2.24	(52.00)
10/25/2010	5,200	2.24	52.00
10/22/2010	(13,665)	2.22	(136.65)
10/22/2010	13,665	2.22	136.65
10/22/2010	13,665	2.22	136.65

(d) Not applicable.

(e) On February 25, 2011, Trinad Capital LP and Trinad Advisors II, LLC ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.1

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated as of May 2, 2011

1 Such ownership percentage analysis was calculated based on the 10,878,098 shares of the Issuer's Common Stock, $0.0001 par value, reported by the Issuer to be issued and outstanding as of February 4, 2011 in the Issuer’s 10-Q for the period ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011.

CUSIP No. 200 50L 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: May 2, 2011	Date: May 2, 2011

TRINAD CAPITAL LP a Delaware limited partnership
By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: May 2, 2011	Date: May 2, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: May 2, 2011

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 200 50L 100

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.	TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company	a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: May 2, 2011	Date: May 2, 2011
TRINAD CAPITAL LP	TRINAD ADVISORS II, LLC
a Delaware limited partnership	a Delaware limited liability company
By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: May 2, 2011		Date: May 2, 2011
By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual
Date: May 2, 2011